SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on November 10, 2021.

By letter dated November 10, 2021,  the company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	09/30/2021	06/30/2021
Results of the period (three-month period)	2,838	11,476
Attributable to:
Shareholders of the controlling company	2,040	4,411
Non-controlling interest	798	7,065

2. Other integral results of the period	in million ARS
	09/30/2021	06/30/2021
Other integral results of the period	(5,052)	(12,766)
Attributable to:
Shareholders of the controlling company	(2,000)	(3,356)
Non-controlling interest	(3,052)	(9,410)

3. Total integral results of the period	in million ARS
	09/30/2021	06/30/2021
Total integral results of the period	(2,214)	(1,290)
Attributable to:
Shareholders of the controlling company	40	1,055
Non-controlling interest	(2,254)	(2.345)

4. Equity details	in million ARS
	09/30/2021	06/30/2021
Share Capital	589	499
Treasury shares	2	3
Comprehensive adjustment of capital stock and of treasury shares	16,403	16,383
Warrants	1,610	-
Additional paid-in capital	20,743	17,386
Premium for trading of treasury shares	149	149
Legal Reserve	786	613
Special Reserve (Resolution CNV 609/12)	1,263	1,263
Cost of treasury share	(243)	(243)
Changes in non-controlling interest	(4,975)	(5,439)
Revaluation Surplus	262	2,113
Conversion reserve	4,479	6,349
Reserve for stocks-based payments	284	811
Other comprehensive subsidiary results	1,978	200
Other subsidiary reserves	707	143
Retained earnings	(8,522)	7,761
Shareholders’ Equity attributable to controlling company’s shareholders	35,515	47,991
Non-controlling interest	77,826	93,326
Total shareholder's equity	113,341	141,317

 In compliance with the Article 63 Section l) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 591,659,554 (including treasury shares), divided into  591,659,554 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

As of September 30, 2021, the Company’s principal shareholder and beneficial owner is Eduardo Sergio Elsztain. Direct or indirectly,  through the vehicles Inversiones Financieras del Sur S.A (IFISA), Agroinvestment S.A and Consultores Venture Capital Uruguay S.A.(CVCU), owns 215,998,867 shares, accounting for 36.64% of the share capital (net of treasury shares). Eduardo Sergio Elsztain is domiciled at Bolivar 108, 1st floor, Buenos Aires City Center, IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay, Agroinvestment S.A is a company incorporated and domiciled at Cambará 1620, 2nd floor, 202 office, Carrasco, Montevideo, Uruguay and CVCU is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106.

In addition, we report that as of September 30, 2021, after deducting direct and indirect Eduardo Sergio Elsztain's interest through IFISA, Agroinvestment and CVCU, and the treasury shares, the remaining shareholders held 373,440,036 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 63.36% of the issued and subscribed capital stock.

It should be considered that in March 2021 the company increased its share capital by 90 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 90 million warrants were issued, which empower the shareholders to buy up to 90 million new shares at a price of USD 0.566 for each share. The options expire on March 10, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “CRE3W” and on the NYSE under the symbol “CRESW”.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 681,642,804. We also inform that if the group of control were to exercise its warrants like the rest of the shareholders, its stake would increase by 35,137,449 ordinary shares, which would mean a 36.84% stake on the share capital, that is, 251,136,316 shares.

Below are the highlights for the three-month period ended September 30, 2021:

●
The net result for the first quarter of fiscal year 2022 recorded a gain of ARS 2,838 million compared to ARS 11,476 million in the same period of 2021.

●
Adjusted EBITDA for the period reached ARS 5,381 million, 31.5% lower than the same period of FY 2021, mainly explained by urban segment. Adjusted EBITDA of the agribusiness segments reached ARS 3,593 million, in line with the same period of previous fiscal year.

●
The 2022 campaign is developing with higher international commodity prices and margins than the previous one, although with rising costs. We expect to plant approximately 262,000 ha.

●
During the quarter, our subsidiary Brasilagro sold a fraction of its Rio do Meio farm for BRL 130.1 million and subsequently, completed the sale of a fraction of its Alto Taquarí farm for BRL 589.0 million.

●
In financial matters, during the quarter we issued debt in the local market for the sum of USD 60.6 million, reducing the average financing cost of the company.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
November 10, 2021